f:\word\1650\124\august 12 2009 form 6k (2nd quarter resultst).rtf
                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of August 2009 (Report No. 2)

Commission File Number: 0-28724


                           ORCKIT COMMUNICATIONS LTD.
                 (Translation of registrant's name into English)

                 126 Yigal Allon Street, Tel-Aviv 67443, Israel
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                          Form 20-F X                Form 40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                Yes _______ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

The  financial  statements  attached to the press  release  attached as Exhibit
99.1 to this Report on Form 6-K are  hereby  incorporated  by  reference  into
(i) the Registrant's Registration Statements on Form F-3, Registration No. 333-12100; (ii) the Registrant's Registration Statement on Form F-3, Registration No.333-12236; (iii) the Registrant's Registration Statement on Form F-3, Registration No. 333-160443; (iv) the Registrant's Registration Statement on Form S-8 No. 333-05670; (v) the Registrant's Registration Statement on Form S-8 No. 333-08824; (vi) the Registrant's Registration Statement on Form S-8 No. 333-12178; and (vii) the Registrant's Registration Statement on Form S-8 No. 333-131991.



                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

Exhibit 99.1 Press release: Orckit Communications Reports 2009 Second Quarter Results, dated August 12, 2009.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          ORCKIT COMMUNICATIONS LTD.


Date: August 12, 2009                     By:/s/ Adam M. Klein
                                            -------------------------
                                          Adam M. Klein for Izhak Tamir,
                                          President, pursuant to authorization

                                  EXHIBIT INDEX


Exhibit Number                   Description of Exhibit


99.1 Press release: Orckit Communications Reports 2009 Second Quarter Results, dated August 12, 2009.